SUMMIT MIDSTREAM PARTNERS, LP

910 Louisiana Street, Suite 4200

Houston, Texas 77002

July 1, 2020

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Perry Hindin

                 Special Counsel

                 Office of Mergers and Acquisitions

RE:	Summit Midstream Partners, LP
Schedule TO-I
Filed June 19, 2020
File No. 5-87135

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP (the “Partnership” or “we”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 26, 2020, with respect to the Schedule TO-I, File No. 5-87135, filed with the Commission on June 19, 2020.

In connection with this response letter, we have filed an Amendment No. 2 to the Schedule TO-I.

The Partnership’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Offer to Exchange.

Offer to Exchange

General

1.

Please advise us why the Exchange Offer is not subject to Exchange Act Rule 13e-3. While we note that the Series A Preferred Units are not a class of securities registered under Exchange Act section 12, it is unclear if such class is subject to Exchange Act section 15(d). Refer to Exchange Act Rule 13e-3(a)(3)(ii)(A).

RESPONSE: The Partnership has analyzed whether the Exchange Offer is subject to Exchange Act Rule 13e-3 and has determined that it is not for the reasons set forth below.

The Partnership submits that Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers): (A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4, or causing the reporting obligations with respect to such class to become eligible for suspension under Rule 12h-3 or section 15(d); or (B) Causing any class of

United States Securities and Exchange Commission

equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to be held of record by less than 300 persons. The Partnership advises the Staff that as of June 18, 2020, the commencement date of the Exchange Offer, there were approximately 42 holders of record of the Series A Preferred Units, as determined pursuant to Rule 12g5-1. Pursuant to CD&I 104.01 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3,” a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report where the issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Rule 13e-3(a)(3)(ii)(A) is thus inapplicable because the Exchange Offer will not have “caused” the Series A Preferred Units to be held of record by less than 300 persons.

Rule 13e-3(a)(3)(ii)(B) applies where a transaction causes a class of equity securities which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Series A Preferred Units are not listed on a national securities exchange nor are they quoted on an inter-dealer quotation system of any registered national securities association. The Series A Preferred Units are currently traded over-the-counter. Pursuant to CD&I 104.03 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3,” the over the counter bulletin board is not considered an inter-dealer quotation system of a registered national securities association. Consequently, the effect of the Exchange Offer cannot cause the Partnership’s securities to be delisted from a national securities exchange or not quoted on an inter-dealer quotation system. Accordingly, the Exchange Offer is not intended or expected to cause the effect described in Rule 13e-3(a)(3)(ii)(B).

Moreover, even if the Exchange Offer met the tests for a Rule 13e-3 transaction (which the Partnership believes, as discussed above, it does not), the Exchange Offer also meets the requirements of 13e-3(g)(2), which provides that Rule 13e-3:

“shall not apply to: … (2) any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security Provided, That: (i) Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock (italics added); (ii) Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and (iii) If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.”

United States Securities and Exchange Commission

As for the first requirement, the Partnership is offering Common Units, which are equivalent to “common stock” for the purposes of Rule 13e-3(g)(2). As for the second requirement, the Common Units are registered pursuant to section 12 of the Act. And as for the third requirement as noted above, the Series A Preferred Units are not listed on a national securities exchange, nor are they quoted on an inter-dealer system of any registered national securities exchange and, in any event, the Common Units are listed on the New York Stock Exchange.

Fractional Common Units, page 29

2.

We note the disclosure on page 29 and elsewhere that the Partnership “will not issue fractional Common Units in the Exchange Offer. If any fractional Common Unit would be issuable to a participating holder upon the exchange of its Series A Preferred Units, the number of Common Units to be issued to such participating holder will be rounded down to the nearest whole number.” Please advise how this is consistent with the requirements of Exchange Act Rule 13e-4(f)(8)(ii).

RESPONSE: The Partnership acknowledges the Staff’s comment and submits that it has revised the Offer to Exchange on Schedule TO-I to remove the references to “fractional Common Units” throughout the Offer to Exchange. The number of Common Units issuable to a participating holder is equal to the Exchange Consideration (which consists of a whole number of Common Units) multiplied by the number of Series A Preferred Units tendered, which will always result in a whole number of Common Units.

Conditions to the Exchange Offer, page 32

3.

The first paragraph of this section finishes with the phrase “waived by us in our reasonable discretion.” With a view towards disclosure, please advise us as to the meaning and purpose of the language “reasonable discretion” in this context.

RESPONSE: The Partnership acknowledges the Staff’s comment and submits that the Partnership has revised the Offer to Exchange to delete the words “in our reasonable discretion” from the following sentence, as the listed conditions are either objective or already contain a reasonable judgment standard (as discussed in response to Comment 4, the Partnership is removing the condition related to a material adverse change in our Common Unit price):

“We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of Series A Preferred Units properly tendered (and not validly withdrawn) prior to the Expiration Date, if any one of the following conditions has occurred, and the occurrence thereof has not been waived by us ~~in our reasonable discretion~~:”

The Partnership will also add “, in our reasonable judgment,” before “diminishes economic activity” to the following condition (as discussed in response to Comment 5, the Partnership is removing the references in this condition to COVID-19):

“…a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States~~, including, after the commencement of the Exchange Offer, any significant additional slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including but not limited to, the recent COVID-19 viral outbreak,~~ which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption.”

United States Securities and Exchange Commission

4.

Refer to the first bullet point on page 33. A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. To avoid the potential implication that the condition may be triggered at the election of the Partnership or that the Partnership may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please advise us, with a view towards revised disclosure, what consideration was given to quantifying a “material adverse change” in the price of the Partnership’s Common Units so that holders would have a more ascertainable and objective standard against which the Partnership’s determination of whether this condition has been triggered may be judged. For example, please advise us what consideration was given to quantifying a percentage decrease or increase in the Common Units as measured against the price of such Units as of close of trading on the NYSE immediately preceding the commencement of the Exchange Offer.

RESPONSE: The Partnership acknowledges the Staff’s comment and submits that the Partnership understands that the conditions to the Exchange Offer should be objectively determinable and not triggered at the election of the Partnership to avoid any implication that the Exchange Offer could be considered illusory in contravention of the Exchange Act. The Partnership has revised the Offer to Exchange on Schedule TO-I, in response to the Staff’s comment, to remove the condition relating to a material adverse change in the price of the Partnership’s Common Units.

5.

Refer to the last bullet point on page 33. Please advise us, with a view toward revised disclosure, whether or not such condition has become operative given the continuing adverse economic developments linked to the COVID-19 viral outbreak and recent reports regarding new Covid-19 cases and hospitalizations increasing in many states, including in Texas and Florida. To the extent such condition has been determined not to be operative, please advise us, with a view towards revised disclosure, of the measurement date against which such condition should be evaluated. Please also advise us what would constitutes a material worsening of such condition as it relates to Covid-19.

RESPONSE: The Partnership acknowledges the Staff’s comment and submits that the Partnership has revised the Offer to Exchange on Schedule TO-I to delete the following references to the COVID-19 outbreak from the following sentences:

On the Cover Page of the Offer to Exchange:

“…(e) a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States~~, including, after the commencement of the Exchange Offer, any significant additional slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including but not limited to, the recent COVID-19 viral outbreak,~~ which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption.”

United States Securities and Exchange Commission

In the section entitled “The Exchange Offer—Conditions to the Exchange Offer”:

“…a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States~~, including, after the commencement of the Exchange Offer, any significant additional slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including but not limited to, the recent COVID-19 viral outbreak,~~ which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption.”

6.

To the extent the Partnership concludes that condition referenced in the preceding comment has occurred, please advise us, with a view toward revised disclosure, whether or not the condition has been waived or a decision has been made to terminate the offer. Please also advise us whether or not a material change has occurred under Exchange Act Rules 13e-4(e)(3), 13e-4(c)(3) and 13e-4(d)(2), and if so, how the Partnership intends to effectuate compliance with those rules.

RESPONSE: The Partnership acknowledges the Staff’s comment and submits that with the removal of the condition relating to COVID-19 as noted in our response above, this comment is no longer applicable.

7.

We note the following statement on page 33: “If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times with respect to the Exchange Offer prior to its expiration.” This language suggests that if a condition is triggered and the Partnership fails to assert the condition, the Partnership will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Partnership decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Partnership may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Partnership’s understanding that if an Offer condition is triggered, the Partnership will notify shareholders whether or not it has waived such condition. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Partnership should inform holders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Partnership’s understanding in your response letter.

RESPONSE: The Partnership acknowledges the Staff’s comment and confirms its understanding that if a condition is triggered and the Partnership decides to proceed with the Exchange Offer anyway, this decision is tantamount to a waiver of the triggered conditions, and depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the Partnership may be required to extend the Exchange Offer and recirculate new disclosure to its unitholders.

The Partnership also confirms its understanding that if an Exchange Offer condition is triggered, the Partnership will notify unitholders whether or not it has waived such condition. In addition, when an Exchange Offer condition is triggered by events that occur during the Exchange Offer period and before the expiration of the Exchange Offer, the Partnership will inform unitholders how it intends to proceed immediately, rather than waiting until the end of the Exchange Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

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United States Securities and Exchange Commission

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If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason A. Rocha of Baker Botts L.L.P. at (713) 229-1558.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By: Summit Midstream GP, LLC, its general partner

By:	/s/ Megan Davis
Megan Davis
Vice President – Assistant General Counsel and Secretary

Cc:	Brock M. Degeyter, Executive Vice President, General Counsel and Chief Compliance Officer

Joshua Davidson, Baker Botts L.L.P.

Jason A. Rocha, Baker Botts L.L.P.